Exhibit 12

Montpelier Re Holdings Ltd.

Ratios of Earnings to Fixed Charges and Preferred Dividends

($ in millions)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Income (loss) before income taxes	$210.5	$227.9	$(115.8)	$210.7	$464.6
Less: net income attributable to non-controlling interests	(6.1)	—	—	—	—
Income (loss) before income taxes available to the Company	$204.4	$227.9	$(115.8)	$210.7	$464.6

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.5	$1.5	$1.6	$2.0	$1.0
Interest on Senior Notes	14.0	15.1	14.0	14.0	14.5
Interest on Trust Preferred Securities	4.1	4.3	5.3	8.7	8.7
Total fixed charges	$19.6	$20.9	$20.9	$24.7	$24.2
Preferred share dividends of the Company	13.3	13.3	9.1	—	—
Total combined fixed charges and preferred share dividends	$32.9	$34.2	$30.0	$24.7	$24.2

Income (loss) before income taxes and extraordinary item plus fixed charges	$224.0	$248.8	$(94.9)	$235.4	$488.8

RATIO OF EARNINGS TO FIXED CHARGES	11.4	11.9	—	9.5	20.2
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS	6.8	7.3	—	9.5	20.2

For the year ended December 31, 2011, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by $115.8 million and $124.9 million, respectively. This was the result of significant natural catastrophe losses incurred during that year.